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                                                                     Exhibit 5.1


               ASPEN TECHNOLOGY ANNOUNCES TWO-FOR-ONE STOCK SPLIT

CAMBRIDGE, MA., January 28, 1997 -- Aspen Technology, Inc. (NASDAQ:AZPN), today announced that its Board of Directors has approved a two-for-one stock split of the Company's outstanding shares of common stock. AspenTech is a leading supplier of computer-aided chemical engineering, on-line automation, and process information management software and services to help process manufacturers operate closer to potential through the entire manufacturing lifecycle. The split will be effected by way of a stock dividend and will entitle each stockholder of record as of February 14, 1997 to receive one additional share for each outstanding share of common stock held on the record date. The stock split will be effective as of February 28, 1997. Upon completion of the split, the number of shares of AspenTech common stock outstanding will be approximately 19.7 million.

Separately, AspenTech today released financial results for its 1997 second fiscal quarter and six months ended December 31, 1996. Total revenues increased 146% over fiscal 1996 second quarter levels, in part as a result of several acquisitions that occurred subsequent to the Company's last year's second quarter and were accounted for as purchase transactions. Net income, excluding one-time charges relating to an acquisition completed during the 1997 second quarter, increased 131% to $5.0 million, or $0.48 per share versus $0.25 per share in the 1996 fiscal second quarter.

Aspen Technology, Inc. is a leading supplier of software and services for the analysis, design and automation of process manufacturing plants in industries such as chemical, petroleum, pharmaceuticals, electric power, pulp and paper, and metals. Process manufacturers use AspenTech's solutions to improve the way they design, operate, and manage their plants. These solutions enable customers to reduce their raw material, energy, and capital expenses, meet environmental and safety regulations, improve product quality, and shorten the time required to get new production processes on stream. AspenTech is headquartered in Cambridge, Massachusetts, with offices in 12 countries worldwide. AspenTech and the AspenTech logo are USPTO registered trademarks of Aspen Technology, Inc.